Filed Pursuant to Rule 424(b)(3)

Registration No. 333-280620

MA Specialty Credit Income Fund

Class S Shares

Class F Shares

Supplement dated December 5, 2025 to the

Prospectus dated April 30, 2025, as amended

This supplement amends the prospectus of MA Specialty Credit Income Fund (the “Fund”). You should read this supplement in conjunction with the prospectus and retain it for future reference. Capitalized terms and certain other terms used in this supplement, unless otherwise defined in this supplement, have the meanings assigned to them in the prospectus.

Effective immediately, the Fund’s prospectus is revised as follows:

The “SUMMARY OF TERMS – PLAN OF DISTRIBUTION” section is deleted in its entirety and replaced with the following:

Distribution Services, LLC, located at Three Canal Plaza, Suite 100 Portland, ME 04101, serves as the Fund’s principal underwriter and acts as the Distributor of the Fund’s Shares on a best efforts basis, subject to various conditions. The Fund’s Shares are offered for sale through the Distributor at NAV plus any applicable sales load. The Distributor has entered into, and may enter into additional, broker-dealer selling agreements with other broker dealers for the sale and distribution of the Fund’s Shares.

The Distributor is not required to sell any specific number or dollar amount of the Fund’s Shares but will use its best efforts to solicit orders for the sale of the Shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market maker in Fund Shares.

The Adviser or its affiliates, in the Adviser’s discretion and from its own resources, may pay additional compensation to financial intermediaries, brokers and their agents that have made arrangements with the Fund and are authorized to buy and sell Shares of the Fund (collectively, “Financial Intermediaries”) in connection with the sale of Fund Shares (the “Additional Compensation”). In return for the Additional Compensation, the Fund may receive certain marketing advantages including access to a broker’s or dealer’s registered representatives, placement on a list of investment options offered by a broker or dealer, or the ability to assist in training and educating the broker’s or dealer’s registered representatives. The Additional Compensation may differ among brokers or dealers in amount or in the amount of calculation. Payments of Additional Compensation may be fixed dollar amounts or, based on the aggregate value of outstanding Shares held by Shareholders introduced by the broker or dealer, or determined in some other manner. The receipt of Additional Compensation by a selling broker or dealer may create potential conflicts of interest between an investor and its broker or dealer who is recommending the Fund over other potential investments.

The first paragraph of the “PLAN OF DISTRIBUTION” section is deleted in its entirety and replaced with the following:

Distribution Services, LLC, located at Three Canal Plaza, Suite 100 Portland, ME 04101, serves as the Fund’s principal underwriter and acts as the Distributor of the Fund’s Shares on a best efforts basis, subject to various conditions. The Fund’s Shares are offered for sale through the Distributor at NAV plus any applicable sales load. The Distributor has entered into, and may enter into additional, agreements with Financial Intermediaries for the sale and servicing of the Fund’s Shares. Such Financial Intermediaries are authorized to designate other intermediaries to receive purchase and repurchase orders on the Fund’s behalf. While Class S Shares and Class F Shares are not subject to a front-end sales charge, if an investor purchases Class S Shares or Class F Shares through certain financial firms, such firms may directly charge the investor transaction or other fees in such amount as they may determine. An investor should consult its financial firm for additional information. In reliance on Rule 415 of the Securities Act of 1933, as amended (the “Securities Act”), the Fund intends to offer its Shares, on a continual basis, through the Distributor. The Distributor is not required to sell any specific number or dollar amount of the Fund’s Shares but will use its best efforts to solicit orders for the purchase of the Shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market marker in Fund Shares.

Filed Pursuant to Rule 424(b)(3)

Registration No. 333-280620

The first paragraph of the “PLAN OF DISTRIBUTION – PURCHASING SHARES” section is deleted in its entirety and replaced with the following:

Investors may purchase Class S Shares and Class F Shares directly from the Fund in accordance with the instructions below. Investors will be assessed fees for returned checks and stop payment orders at prevailing rates charged by the Transfer Agent. The returned check and stop payment fee is currently $25. Class S Shares and Class F Shares of the Fund may be purchased through Financial Intermediaries offering such Shares. Orders will be priced at the Fund’s NAV next computed after the order is received by a Financial Intermediary or its authorized designee. The Fund will be deemed to have received a purchase or repurchase order when a Financial Intermediary or, if applicable, a Financial Intermediary’s authorized designee, receives the order. A Financial Intermediary may hold Shares in an omnibus account in the Financial Intermediary’s name or the Financial Intermediary may maintain individual ownership records. The Fund may pay the Financial Intermediary for maintaining individual ownership records as well as providing other shareholder services. Financial Intermediaries may charge fees for the services they provide in connection with processing an investor’s transaction order or maintaining an investor’s account with them. Investors should check with their Financial Intermediary to determine if it is subject to these arrangements. Financial Intermediaries are responsible for placing orders correctly and promptly with the Fund, forwarding payment promptly. The Fund accepts initial and additional purchases of Shares on each day that the NYSE is open for business. Orders will be priced based on the Fund’s NAV next computed (at the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the NYSE is open for business) after the order is received by a Financial Intermediary or its authorized designee.